Exhibit 99.2

CERTIFICATION

I, Paul Averback, certify that:

1.	I have reviewed this annual report on Form 20-F of Nymox Pharmaceutical Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of, and for, the periods presented in this report;

4.

The Corporation’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)), and internal control over financial reporting (as defined in the Exchange Act Rules 13a–15(f) and 15d–15(f)) for the Corporation and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the Corporation’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the Corporation’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting; and

5.

The Corporation’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Corporation’s auditors and the audit committee of the Corporation’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Date: March 15, 2011

/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer
Nymox Pharmaceutical Corporation

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Averback, President and CEO of Nymox Pharmaceutical Corporation, do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Annual Report on Form 20-F for the year ended December 31, 2010 of Nymox Pharmaceutical Corporation and filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of Nymox Pharmaceutical Corporation.

Date: March 15, 2011

/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer
Nymox Pharmaceutical Corporation